BB 12/21

KY 12/22

06050280

UNITED STATES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 21586

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 05 2006 WASH. D.C. 152

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2005 (MM/DD/YY) AND ENDING 9/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

McLaughlin, Piven, Vogel Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Allan Vogel, Financial Principal 212-248-0750
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. Cohn LLP
(Name -- *if individual, state last, first, middle name*)

1212 Avenue of the Americas, Suite 1200 (Address) New York (City) NY (State) 10036-1602 (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
DEC 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

BB

OATH OR AFFIRMATION

I, James C. McLaughlin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of McLaughlin, Piven, Vogel Securities, Inc., as of September 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chairman of the Board

Title

Notary Public

JAMES M. KENNEDY
Notary Public, State of New York
No. 31-[illegible]
Qualified in New York County
Commission Expires July 8, 2007

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLaughlin, Piven, Vogel Securities, Inc.

Report on Financial Statements

Year Ended September 30, 2006

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

Index

Facing Page

	Page
Report of Independent Public Accountants	2
Statement of Financial Condition September 30, 2006	3
Statement of Income Year Ended September 30, 2006	4
Statement of Changes in Stockholders' Equity Year Ended September 30, 2006	5
Statement of Cash Flows Year Ended September 30, 2006	6
Notes to Financial Statements	7-12
Supplemental Schedule Required by Rule 17a-5 of The Securities Exchange Act of 1934:	
I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission September 30, 2006	13
Report of Independent Public Accountants on Internal Control Required by Securities and Exchange Commission Rule 17a-5	14-15

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public Accountants

To the Board of Directors
McLaughlin, Piven, Vogel Securities, Inc.

We have audited the accompanying statement of financial condition of McLaughlin, Piven, Vogel Securities, Inc. as of September 30, 2006, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McLaughlin, Piven, Vogel Securities, Inc. as of September 30, 2006, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J.H. Cohn LLP

New York, New York
October 24, 2006

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2006

ASSETS

Cash	$ 23,540
Money market funds, at market value	1,136,035
Securities owned, at market value	4,212,272
Cash surrender value of officers' life insurance	731,158
Other assets	1,423,538
Total	$7,526,543

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Securities sold but not yet purchased, at market value	$ 6,618
Payable to broker	520,506
Accrued expenses and other liabilities	2,522,085
Total	3,049,209
Commitments and contingencies	
Stockholders' equity:	
Common stock, no par value; 3,000 shares authorized; 1,015.203 shares issued, at stated value of $247 per share	250,755
Additional paid-in capital	20,444
Retained earnings	4,206,135
Total stockholders' equity	4,477,334
Total	$7,526,543

See Notes to Financial Statements.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF INCOME
YEAR ENDED SEPTEMBER 30, 2006

Revenues:	
Commission income	$ 7,679,633
Net dealer inventory and investment gains	3,298,593
Municipal interest and other income	1,439,013
Total	12,417,239
Expenses:	
Employee compensation and benefits	3,448,277
Commissions and floor brokerage	4,268,017
Communications	535,585
Occupancy and equipment rental	749,983
Other operating expenses	3,341,178
Interest	79,680
Total	12,422,720
Loss before income taxes	(5,481)
Credit for income taxes	(36,044)
Net income	$ 30,563

See Notes to Financial Statements.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED SEPTEMBER 30, 2006

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, October 1, 2005	1,015.203	$250,755	$20,444	$4,175,572	$4,446,771
Net income				30,563	30,563
Balance, September 30, 2006	1,015.203	$250,755	$20,444	$4,206,135	$4,477,334

See Notes to Financial Statements.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2006

Operating activities:	
Net income	$ 30,563
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	86,926
Deferred income tax	(64,153)
Loss on disposal of equipment and furniture	57,722
Changes in operating assets and liabilities:	
Money market funds	197,772
Securities owned, net	1,576,509
Due from broker	693,342
Other assets	(74,219)
Securities sold but not yet purchased, net	(5,360)
Accrued expenses and other liabilities	(2,632,600)
Net cash used in operating activities	(133,498)
Investing activities:	
Increase in cash surrender value of officers' life insurance	(115,344)
Purchase of equipment and furniture	(44,618)
Net cash used in investing activities	(159,962)
Net decrease in cash	(293,460)
Cash, October 1, 2005	317,000
Cash, September 30, 2006	$ 23,540
Supplemental disclosures of cash flow data:	
Interest paid	$ 79,680
Income taxes paid	$ 44,850

See Notes to Financial Statements.

Note 1 - Business and summary of significant accounting policies:

Business:

McLaughlin, Piven, Vogel Securities, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the National Association of Securities Dealers, Inc.

The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC rule 15c3-3k(2)(ii).

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Securities transactions and valuations:

Securities transactions, commission income and related commission expenses are recorded on a trade date basis.

The Company's securities owned and the securities sold but not yet purchased positions are concentrated in marketable debt securities. Those securities positions and its deposits in money market accounts are valued at market and unrealized gains and losses are included in the results of operations during each period.

Equipment, furniture and improvements:

Equipment, furniture and improvements are carried at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the asset or the term of the lease.

Deferred rent:

Deferred rent payable represents the excess of recognized rent expense over scheduled lease payments. Deferred rent payable is included in accounts payable and other liabilities and amounted to $283,944 at September 30, 2006.

Advertising and marketing:

Costs and expenses related to advertising and marketing are expensed as incurred. Such costs were approximately $83,500 in 2006.

Note 1 - Business and summary of significant accounting policies (concluded):

Income taxes:

The Company accounts for income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The income tax provision or credit is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Note 2 - Securities owned and securities sold but not yet purchased:

Securities owned (other than money market account shares) and securities sold but not yet purchased represent positions in marketable securities taken primarily for trading purposes in the ordinary course of business. A summary of those positions as of September 30, 2006 follows:

	Owned	Sold But Not Yet Purchased
State and municipal obligations	$ 687,208	
U.S. Government and agency obligations	214,466	$ 218
U.S. Treasury Bills	2,688,053	
Corporate bonds	559,150	6,400
Other	63,395	
Totals	$4,212,272	$6,618

Note 3 - Equipment, furniture and leasehold improvements:

Equipment, furniture and leasehold improvements, which are included in other assets, consist of the following:

	Estimated Useful Lives	Amount
Computer equipment	3-5 years	$123,249
Office equipment	5 years	169,107
Furniture and fixtures	5 years	165,523
Artwork		195,900
		653,779
Less accumulated depreciation and amortization		146,119
Totals		$507,660

Note 4 - Income taxes:

The provision (credit) for income taxes is comprised of the following:

Current - state and city	$ 28,109
Deferred:	
Federal	(48,407)
State and city	(15,746)
Total	(64,153)
Total	$(36,044)

The Company's credit for income taxes differs from applying the statutory U.S. Federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes, certain expenses that are deductible for financial statement purposes but not for Federal income tax purposes, certain interest income that is not subject to tax, and an adjustment for overaccruals from prior years.

Net deferred tax assets are included in other assets and comprised of the following:

Deferred tax assets	$615,887
Deferred tax liabilities	(138,629)
Net deferred tax assets	$477,258

Deferred tax assets are primarily the result of the effects of accrued officers' compensation and certain other accrued expenses. Deferred tax liabilities are primarily the result of the effects of differences in depreciation methods and state income taxes.

Note 5 - Employee benefit plans:

Profit-sharing plan:

Employees of the Company participate in a profit-sharing plan covering all employees who have completed one year of service, as defined. Contributions are made at the discretion of the Company's Board of Directors. No contributions were made to the profit-sharing plan for the year ended September 30, 2006.

Note 5 - Employee benefit plans (concluded):

Savings plan:

The Company has established a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the "Code") under which all employees meeting eligibility requirements qualify for membership. Subject to certain limits set forth in the Code, employees are permitted to make contributions to the plan on a pre-tax salary reduction basis, and the Company may make voluntary contributions of up to 50% of the employee contributions. The Company did not make any contributions to the plan for the year ended September 30, 2006.

Note 6 - Commitments and contingencies:

Leases:

The Company is obligated under various operating lease agreements for rental of office space through 2014. Approximate minimum annual rentals in fiscal years subsequent to September 30, 2006 are as follows:

2007	$ 615,000
2008	635,000
2009	604,000
2010	524,000
2011	508,000
Thereafter	1,863,000
Total	$4,749,000

Rent expense aggregated approximately $723,000 for 2006.

Stockholder agreements:

Under the terms of stockholder agreements, the Company may be required upon the occurrence of certain events to repurchase the shares of common stock owned by each of its stockholders at the net book value of the shares. Repurchases, if any, are subject to regulatory approval. If the Company does not exercise its right to purchase the shares, then the remaining stockholders are granted an option to purchase the shares. If neither the Company nor the remaining stockholders purchase the shares within one year, then the Company shall be dissolved.

Litigation:

The Company is a party to various legal actions arising in the ordinary course of business. Included in accrued expenses and other liabilities at September 30, 2006 is $281,500 related to arbitration awards and legal settlements. Included in other operating expenses for the year ended September 30, 2006 is $506,600 related to arbitration awards. During the current year, the Company paid $640,000 related to an arbitration award, the amount of which was determined in a prior year. The Company is vigorously defending itself against certain of these and other actions. In the opinion of management, the outcome of these actions will not have a material adverse effect on the financial condition, results of operations or cash flows in excess of the amounts recorded at September 30, 2006.

Note 7 - Other related party transactions:

From time-to-time, two commonly-controlled companies have provided advertising and related services to the Company and, in exchange, the Company has made payments to third parties on behalf of those affiliates. During 2006, advertising and marketing related services provided to the Company by the affiliates and payments on their behalf were immaterial.

Note 8 - Financial instruments with off-balance-sheet risk:

The Company maintains cash deposits (including money market funds) with banks and brokers. At times, such deposits exceed Federal or other applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with major financial institutions that have high credit ratings.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be exposed to off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. Margin accounts guaranteed by the Company had an approximate average aggregate balance of $14,296,000 during September 2006.

Securities sold but not yet purchased represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recognized in the statement of financial condition.

Additionally, the Company is exposed to off-balance-sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

Note 8 - Financial instruments with off-balance-sheet risk (concluded):

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral or to reduce positions when necessary.

Note 9 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At September 30, 2006, the Company had net capital of approximately $2,752,000, which was approximately $2,584,000 in excess of its required net capital of $168,139. The Company's net capital ratio was .92 to 1.

Note 10- Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

McLAUGHLIN, PIVEN, VOGEL SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION SEPTEMBER 30, 2006

Net capital:		
Total stockholders' equity		$4,477,334
Deduct nonallowable assets and charges:		
Petty cash	$ 1,000	
Equipment, furniture and improvements, net	507,660	
Other assets	915,878	
Blanket bond	100,000	1,524,538
Net capital before haircuts on securities positions		2,952,796
Haircuts on securities positions:		
State and municipal obligations	48,105	
U.S. Government and agency obligations	12,868	
Other	139,927	200,900
Net capital		$2,751,896
Aggregate indebtedness:		
Total liabilities		$3,049,209
Deduct:		
Securities sold but not yet purchased		(6,618)
Payable to broker		(520,506)
Aggregate indebtedness		$2,522,085
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $100,000 minimum dollar net capital requirement)		$ 168,139
Excess of net capital		$2,583,757
Excess of net capital at 1,000%		$2,499,688
Ratio of aggregate indebtedness to net capital		.92 to 1

No material discrepancies exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

J.H. COHN LLP
Your Source for Business Solutions™

Accountants & Consultants

888-JHCOHN-1 • fax 888-JHC-FAX-1 • www.jhcohn.com

Report of Independent Public
Accountants on Internal Control

To the Board of Directors
McLaughlin, Piven, Vogel Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of McLaughlin, Piven, Vogel Securities, Inc. as of and for the year ended September 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

New York, New York
October 24, 2006